AB 3/13

14047333

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 7 2014
DIVISION OF TRADING & MARKETS

UNITEDSTATES
SECURITIES ANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Whiley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Clermont Park
(No. and Street)

Farmington	CT	06032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gwendolyn Smith Iloani (860) 548-2513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley, P.C.
(Name – *if individual, state last, first, middle name*)

280 Trumbull St., 24th Floor,	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Gwendolyn Smith Iloani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH WHILEY SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF SMITH WHILEY & COMPANY)

Financial Statements

and Supplemental Schedule

December 31, 2013 and 2012

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Smith Whiley Securities, Inc. (the "Company") which comprise the statement of financial condition of as of December 31, 2013 and 2012 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Whiley Securities, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
February 26, 2014

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013	December 31, 2012
ASSETS		
Cash	$ 7,444	$ 9,953
Prepaid expenses	3,768	2,265
Total assets	$ 11,212	$ 12,218
LIABILITIES		
Accounts payable	$ 952	$ 435
Other liabilities	-	2,500
Total liabilities	952	2,935
STOCKHOLDER'S EQUITY		
Common Stock - par value - ($.001 per share); 1,000,000 shares authorized, issued and outstanding in 2013 and 2012	1,000	1,000
Additional paid in capital	97,798	82,886
Accumulated deficit	(88,538)	(74,603)
Total stockholder's equity	10,260	9,283
Total liabilities and stockholder's equity	$ 11,212	$ 12,218

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS

	For the years ended December 31, 2013	2012
Revenues	$ -	$ -
Expenses		
Audit expense	3,900	7,560
Compliance expense	3,934	3,182
Insurance expense	686	680
Legal expense	-	210
Registration expense	1,215	2,202
Other administrative expenses	4,200	5,927
Total expenses	13,935	19,761
Net Loss	$ (13,935)	$ (19,761)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended December 31, 2013 and 2012

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance at December 31, 2011	1,000,000	$ 1,000	$ 62,804	$ (54,842)	$ 8,962
Capital contribution	-		20,082	-	20,082
Net Loss	-	-	-	(19,761)	(19,761)
Balance at December 31, 2012	1,000,000	1,000	82,886	(74,603)	9,283
Capital contribution	-	-	14,912	-	14,912
Net Loss	-	-	-	(13,935)	(13,935)
Balance at December 31, 2013	1,000,000	$ 1,000	$ 97,798	$ (88,538)	$ 10,260

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2013	2012
Cash flows from operating activities		
Net loss	$ (13,935)	$ (19,761)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities		
(Increase) decrease in prepaid expenses	(1,503)	344
Increase (decrease) in accounts payable	517	(4,696)
(Decrease) increase in accrued expenses	(2,500)	88
Net cash used in operating activities	(17,421)	(24,025)
Cash flows from financing activities		
Capital contribution	14,912	20,082
Net cash provided by financing activities	14,912	20,082
Net (decrease) in cash	(2,509)	(3,943)
Cash at beginning of year	9,953	13,896
Cash and cash equivalents at end of period	$ 7,444	$ 9,953

Supplemental disclosure of cash flow information

The Company paid no interest or taxes during 2013 and 2012.

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Smith Whiley Securities, Inc. (the "Company"), organized and incorporated on November 23, 1994, is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Smith Whiley & Company (the "Parent"). The Company distributes limited partnership interests in Parent sponsored funds. The Company's distribution activities did not generate any commission revenue or expense in 2013 or 2012.

The Company and the Parent entered into a Management Services and Overhead Reimbursement Agreement in 1995 (the "Agreement"). The Parent makes the services of its employees, administrative support, office space, equipment and other requested services available to the Company pursuant to the Agreement.

On June 18, 2011, the Company entered into an Amended and Restated Management Services and Overhead Reimbursement Agreement with the Parent, effective April 1, 2011. The amended agreement clarified the Company's relationship with the Parent and listed certain revenues and expenses that would be paid or assumed by the Company. All expenses associated with the activities of operating as a broker/dealer are recorded by the Company in its financial statements.

On October 27, 2011, the Company entered into a modified Amended and Restated Management Services and Overhead Reimbursement Agreement with the Parent which more specifically identified expenses that would be charged to the Company and recorded in its financial statements.

The Company relies on equity funding from the Parent for operations.

Cash

Cash represents amounts on deposit in a business checking account.

Income Taxes

The Company is part of a consolidated group for federal income tax return purposes, and is a "qualified S-Corporation subsidiary". Therefore, there are no federal or state income tax accruals herein, as these obligations are passed through to the stockholder. Additionally, in accordance with ASC 740, *Income Taxes*, there are no tax positions taken or expected to be taken in the course of preparing the Parent's tax returns that are "more-likely-than-not" of being sustained by the applicable tax authority.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. TRANSACTIONS WITH AFFILIATES

Certain personnel of the Parent are registered representatives of the Company and are eligible to earn commissions in connection with the distribution of limited partnership interests in Parent sponsored funds. In such instances, the Parent may compensate the Company through payment of a commission, which, in turn, the Company would pay to such registered representatives and record such as an expense. There were no commissions earned or paid for the years ended December 31, 2013 and 2012 as there were no sales of limited partnership interests in Parent sponsored funds.

The Parent contributed additional paid-in-capital of $14,912 during the year ended 2013 to support operations pursuant to the Agreement discussed above.

3. NET CAPITAL AND RESERVE REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which states that net capital, as defined, shall not be less than $5,000. The Company did not violate any net capital threshold requirements in 2013 or 2012. The Company's net capital for regulatory purposes at December 31, 2013 equaled $6,492 which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to an unaffiliated bank escrow agent account, if applicable. There has not been any activity of this kind during 2013 or 2012. The Company is thereby exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule as it relates to promptly obtaining and maintaining physical possession or control of customers' securities.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS, UNDER SEC RULE 15C3-1

SUPPLEMENTAL SCHEDULE – SCHEDULE 1

December 31, 2013

Stockholder's equity	$	10,260
Less: Nonallowable assets		(3,768)
Add: Unrealized gains on municipal securities		-
Net capital before haircut on security position		6,492
Less: Haircut on other securities		-
Net capital		6,492
Minimum net capital required to be maintained		5,000
Net capital in excess of requirement	$	1,492

The above calculation differs from the Company's unaudited FOCUS Report as of December 31, 2013. The difference relates to a $3,900 adjustment to reduce audit expense in the Statement of Operations. The Company intends to file an amended FOCUS Report.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Smith Whiley Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Role 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whittlesey & Hadley, P.C.

February 26, 2014